UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. 1)*

ARQIT QUANTUM INC.

(Name of Issuer)

Ordinary Shares, par value $0.000004 per share

(Title of Class of Securities)

G0567U 127

(CUSIP Number)

October 9, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0567U 127	13G

1		NAMES OF REPORTING PERSON Sarah Jane Williams
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 317,335 shares (1)
	7	SOLE DISPOSITIVE POWER 317,335 shares (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,335 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 317,335 ordinary shares, par value $0.000004 per share (the “Ordinary Shares”) currently held by Sarah Jane Williams (the “Reporting Person). The Reporting Person received Ordinary Shares from Mr. David Williams on September 30, 2024 pursuant to a divorce settlement agreement. Pursuant to the settlement agreement, the Reporting Person granted Mr. Williams a voting proxy over such Ordinary Shares until the earlier of the completion of the sale of their former matrimonial home or December 31, 2024.
(2)	Percent of class is based on 12,265,354 Ordinary Shares of Arqit Quantum Inc. (the “Issuer”) outstanding as of October 9, 2024 based on the Issuer’s filing of Rule 424(b)(5) Prospectus filed with the U.S. Securities and Exchange Commission on October 1, 2024 and after reflecting the 25:1 reverse share split of the Ordinary Shares effected on September 25, 2024 and the current ownership of Ordinary Shares by the Reporting Person.

CUSIP No. G0567U 127	13G

Explanatory Note

This Amendment No.1(the “Amendment”) to Schedule 13G is being filed to amend and restate the statement on Schedule 13G originally filed by Ms. Sarah Jane Williams on October 1, 2024 (the “Original Schedule 13G”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13G. This Amendment is being filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Ordinary Shares, par value $0.000004 per share, of Arqit Quantum Inc. (the “Issuer”) beneficially owned by the Reporting Person to report that (i) between October 2024 and the filing of this Amendment, the Reporting Person has sold certain number of the Ordinary Shares of the Issuer and (ii) as of the closing and issuance of shares in connection with an offering as disclosed in the Issuer’s Rule 424(b)(5) Prospectus and current report on Form 6-K filed with the U.S. Securities and Exchange Commission on October 1, 2024, the Reporting Person’s beneficial ownership has fallen below 5% of the then outstanding Ordinary Shares of the Issuer. As a result, as of the date thereof, the Reporting Person is no longer required to report her beneficial ownership of Ordinary Shares of the Issuer on Schedule 13G.

Item 1.

(a) Name of Issuer: ARQIT QUANTUM INC.

(b) Address of Issuer’s Principal Executive Offices: 3 Orchard Place, London SW1H 0BF, United Kingdom

Item 2.

(a) Name of Persons Filing:

Sarah Jane Williams

(b) Address of Principal Business Office or, if None, Residence:

Worldringhold House, Brighton Road, Horsham, X0, RH13 6TL, United Kingdom

(c) Citizenship:

United Kingdom

(d) Title and Class of Securities: Ordinary Share, par value $0.000004 per share

(e) CUSIP No.: G0567U 127

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ √ ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below the Reporting Person certifies that, to the best of her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Sarah Jane Williams

By:	/s/ Sarah Jane Williams
Name:	Sarah Jane Williams

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